

February 7, 2007

Joel S. Kress
Senior Vice President and Counsel
ICON Capital Corp.
100 Fifth Avenue, Tenth Floor
New York, New York 10011

>   **Re: ICON Leasing Fund Twelve, LLC.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **File No. 333-138661**
>   **Filed February 7, 2007**

Dear Mr. Kress:

We have limited our review of your filing to the narrative portions of the document and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Exhibit 5.1-Legal Opinion

1.   Item 601(b)(5) requires also that counsel opine whether the securities being registered are fully paid and non-assessable. Please revise the opinion to provide the analogous representations for a limited liability company, i.e. that members are not: (a) liable to the company to make any additional capital contributions with respect to the shares or (b) obligated personally for the debts, obligations or liabilities of the company solely by reason of being a member of the company.

Exhibit 8.1-Tax Opinion

2.   In the penultimate paragraph, please delete the word "solely" since shareholders are entitled to rely on the tax opinion.

3.   We note the statement in this same paragraph that "this opinion… speaks only as of the date hereof." Please clarify that the opinion speaks through the date of effectiveness t. Counsel can do this by either revising this statement or by filing the opinion dated the date of effectiveness.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. You may contact me at (202) 551-3767 with any questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Deborah Schwager Frowling, Esq.